                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                      -------------------------------------

                               AMENDMENT NO. 2 TO
                                   SCHEDULE TO
                                 (RULE 14d-100)
       TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OR 13(e)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                      -------------------------------------

                            WHITEHALL JEWELLERS, INC.
                            (Name of Subject Company)

                      -------------------------------------

                              JWL ACQUISITION CORP.
                            NEWCASTLE PARTNERS, L.P.
                       (Names of Filing Persons--Offeror)

             ------------------------------------------------------

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                      -------------------------------------

                                    965063100
                      (CUSIP Number of Class of Securities)

                      -------------------------------------

                                 MARK E. SCHWARZ
                                 MANAGING MEMBER
                            NEWCASTLE PARTNERS, L.P.
                         300 Crescent Court, Suite 1110
                               Dallas, Texas 75201
                                 (214) 661-7474
                                 --------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                 and Communications on Behalf of Filing Persons)

                                   COPIES TO:
                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------

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        TRANSACTION VALUATION*                            AMOUNT OF FILING FEE**

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             $14,331,379                                         $1,533

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*    Estimated  for  purposes  of  calculating  the  amount of filing  fee only.
     Transaction value derived by multiplying  11,942,816 (the maximum number of shares of common  stock of subject  company  estimated  to be  acquired  by
     Offeror) by $1.20 (the purchase price per share offered by Offeror).

**   The amount of the filing fee,  calculated in  accordance  with Rule 0-11 of the Securities and Exchange Act of 1934, as amended,  and Fee Rate Advisory
     No.  5 for  fiscal  year  2006,  equals  $107.00  per  million  dollars  of transaction value. The filing fee was perviously paid.

|X|  Check box if any part of the fee is offset as provided  by Rule  0-11(a)(2)
     and identify the filing with which the offsetting fee was previously  paid.
     Identify the previous filing by registration  statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid:    $1,533    Filing Party: Newcastle Partners, L.P.
      Form or Registration No.:  SC TO-T   Date Filed:   December 5, 2005

|_|   Check the box if the filing relates  solely to preliminary  communications made before the commencement of a tender offer.

      Check the appropriate  boxes below to designate any  transactions to which the statement relates:
      |X| third-party tender offer subject to Rule 14d-1.
      |_| issuer tender offer subject to Rule 13e-4.
      |_| going-private transaction subject to Rule 13e-3.
      |_| amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results
of the tender offer. |_|

ITEMS 1 THROUGH 9, AND ITEM 11.

      This  Amendment No. 2 to Tender Offer  Statement on Schedule TO amends and supplements  the  statement  originally  filed on December 5, 2005 by  Newcastle
Partners,  L.P., a Texas limited  partnership  ("Parent"),  and JWL  Acquisition
Corp. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of
Parent.  This  Schedule TO relates to the offer by the Purchaser to purchase all outstanding  shares of  common  stock,  par  value  $0.001  per  share,  and the
associated  preferred  stock  purchase  rights  (together,   the  "Shares"),  of
Whitehall Jewellers,  Inc., a Delaware corporation (the "Company"), at $1.20 per
Share, net to the seller in cash,  without interest,  upon the terms and subject to the  conditions  set forth in the Offer to Purchase,  dated  December 5, 2005
(the "Offer to  Purchase"),  and in the related  Letter of  Transmittal  (which, together with any amendments or supplements thereto, collectively constitute the
"Offer").  The  information  set forth in the Offer to Purchase  and the related
Letter of Transmittal is incorporated  herein by reference with respect to Items
1 through 9 and 11 of this Schedule TO.

      The Offer to Purchase is hereby amended and supplemented as follows:

      The last  sentence of the first  paragraph  of the  Summary  Term Sheet is hereby deleted and replaced with the following:

      "This  summary  term  sheet  is  not  meant  to be a  substitute  for  the information contained in the remainder of this Offer to Purchase and the related
Letter of Transmittal,  and the information contained in this summary term sheet is qualified in its entirety by the more detailed  descriptions and explanations contained in this Offer to Purchase and the related  Letter of  Transmittal.  We urge you to carefully  read this entire Offer to Purchase and the related Letter of Transmittal."

      The first sentence of the first paragraph under the question "When and how will I be paid for my  tendered  shares"  in the  Summary  Term  Sheet is hereby deleted and replaced with the following:

      "Subject  to the terms and  conditions  of the Offer,  we will pay for all validly  tendered  and  not  withdrawn  shares  promptly  after  termination  or withdrawal of the Offer."

      The  following  sentence  is  hereby  inserted  at the  end  of the  fifth paragraph of Section 1 ("Terms of the Offer"):

      "Upon the Purchaser and Parent  becoming aware of the issuance of separate certificates  evidencing Rights, a press release will be promptly issued setting forth exactly what  procedures you need to follow in order to tender your Rights along  with your  shares of Common  Stock.  Please  see "The Offer - Section 8 -
Preferred Stock Purchase Rights" for a detailed discussion  regarding what could cause the issuance of separate Rights certificates."

      The first paragraph of Section 2 ("Acceptance for Payment and Payment") is
hereby deleted and replaced with the following:

      "Upon the terms and subject to the conditions of the Offer, we will accept for payment and pay for all Shares validly  tendered and not withdrawn  promptly after the termination or withdrawal of the Offer. For a description of our right to  terminate  the Offer and not accept for payment or pay for Shares,  see "The
Offer--Section  14".  If we  increase  the  consideration  to be paid for Shares pursuant to the Offer, we will pay such increased  consideration  for all Shares purchased pursuant to the Offer."

      The following  paragraph is hereby  inserted after the sixth  paragraph of
Section 8 ("Certain Information Concerning the Company"):

      "Upon the Purchaser and Parent  becoming aware of the issuance of separate certificates  evidencing Rights, a press release will be promptly issued setting forth exactly what  procedures you need to follow in order to tender your Rights along with your shares of Common Stock."

      The third to last paragraph of Section 8 ("Certain Information  Concerning the Company") is hereby deleted and replaced with the following:

      "No  additional  consideration  will be paid to  stockholders  if they are required to tender Rights in addition to Common Stock for the valid tendering of
Shares."

      The fifth to last  paragraph of Section 12  ("Purpose of the Offer;  Plans for the  Company;  Statutory  Requirements;  Approval of the  Merger;  Appraisal
Rights") is hereby deleted and replaced with the following:

      "The exact  timing and  details  of any merger or other  similar  business combination  involving  the Company  will  necessarily  depend upon a variety of factors,  including  the number of Shares we acquire  pursuant to the Offer.  We currently intend to propose a merger or similar business  combination  generally on the terms described above promptly following the Offer.

      Condition  (v)(a) in the sixth paragraph of Section 14 ("Conditions to the
Offer")is hereby deleted and replaced with the following:

      "(v) (a) a tender or exchange offer for some or all of the Shares has been publicly  proposed to be made or has been made by another person  (including the
Company  or  any of its  subsidiaries  or  affiliates),  or  has  been  publicly disclosed,  or we  otherwise  learn that any person or  "group"  (as  defined in
Section  13(d)(3)  of the  Exchange  Act) has  acquired  or  proposes to acquire beneficial  ownership of more than 5% of any class or series of capital stock of the Company  (including  the  Shares),  through the  acquisition  of stock,  the formation of a group or otherwise,  or is granted any option,  right or warrant, conditional or otherwise, to acquire beneficial ownership of more than 5% of any class or series of capital  stock of the Company  (including  the Shares)  other than  acquisitions  for bona fide  arbitrage  purposes  only and  other  than as disclosed  in a  Schedule  13D or 13G on file with the SEC on  December  2, 2005
(including  that  certain   Schedule  13D  jointly  filed  by  Prentice  Capital
Management,  LP, PWJ Lending  LLC,  PWJ Funding  LLC and  Michael  Zimmerman  on
October 13, 2005 with the SEC, as subsequently amended)"

      The first sentence of the last paragraph of Section 14 ("Conditions to the
Offer")is hereby deleted and replaced with the following:

      "The  foregoing  conditions  are for  the  sole  benefit  of  Parent,  the
Purchaser  and  their  affiliates  and may be  asserted  by us or  Parent in our reasonable discretion regardless of the circumstances (excluding any affirmative action or omission by Parent or us) giving rise to any such conditions or may be waived  by us in our  reasonable  discretion  in whole or in part at any time or from time to time before the  Expiration  Date  (provided that all conditions to the Offer other than those  dependent  upon the receipt of government  approvals must be satisfied or waived prior to expiration of the Offer)."

ITEM 10.    FINANCIAL STATEMENTS.

      Not applicable.

ITEM 12.    EXHIBITS.

      (a)(1)(i)   Offer to Purchase dated December 5, 2005.*

      (a)(1)(ii)  Form of Letter of Transmittal.*

      (a)(1)(iii) Form of Notice of Guaranteed Delivery.*

      (a)(1)(iv)  Form of Letter to Brokers,  Dealers,  Commercial Banks,  Trust
                  Companies and Other Nominees.*

      (a)(1)(v)   Form  of  Letter  to  Clients  for  use by  Brokers,  Dealers,
                  Commercial Banks, Trust Companies and Other Nominees.*

                                       2

      (a)(1)(vi)  Guidelines for Certification of Taxpayer Identification Number
                  on Substitute Form W-9.*

      (a)(1)(vii) Form of summary advertisement, dated December 5, 2005.*

      (a)(5)(i)   Text of press  release  issued by Parent,  dated  November 29,
                  2005.*

      (a)(5)(ii)  Text of press  release  issued by Parent,  dated  December  5,
                  2005.*

      (a)(5)(iii) Letter sent by Parent to Chairman of the Special Committee of the Board of Directors of the Company, dated December 20, 2005.*

      (b)         Not applicable.

      (c)         Not applicable.

      (d)         Joint Filing Agreement by and among Newcastle Partners,  L.P.,
                  Newcastle Capital Management,  L.P.,  Newcastle Capital Group,
                  L.L.C.,  Mark E. Schwarz,  Steven J. Pully and John P. Murray,
                  dated November 29, 2005.*

      (e)         Not applicable.

      (f)         Not applicable.

      (g)         Not applicable.

      (h)         Not applicable.

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* Previously filed

                                       3

                                    SIGNATURE

      After due inquiry and to the best of my  knowledge  and belief,  I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 22, 2005

                                          NEWCASTLE PARTNERS, L.P.

                                          By: Newcastle Capital Management, L.P.
                                              its General Partner

                                          By: Newcastle Capital Group, L.L.C.
                                              its General Partner

                                          By: /s/ Mark E. Schwarz
                                              -----------------------------------
                                          Name: Mark E. Schwarz
                                          Title: Managing Member

                                          JWL ACQUISITION CORP.

                                          By: /s/ John P. Murray
                                              -----------------------------------
                                          Name: John P. Murray
                                          Title: President and Secretary

                                       4

                                  EXHIBIT INDEX

(a)(1)(i)   Offer to Purchase dated December 5, 2005.*

(a)(1)(ii)  Form of Letter of Transmittal.*

(a)(1)(iii) Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)  Form of Letter to Brokers,  Dealers,  Commercial Banks,  Trust
            Companies and Other Nominees.*

(a)(1)(v)   Form  of  Letter  to  Clients  for  use by  Brokers,  Dealers,
            Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)  Guidelines for Certification of Taxpayer Identification Number
            on Substitute Form W-9.*

(a)(1)(vii) Form of summary advertisement, dated December 5, 2005.*

(a)(5)(i)   Text of press  release  issued by Parent,  dated  November 29,
            2005.*

(a)(5)(ii)  Text of press  release  issued by Parent,  dated  December  5,
            2005.*

(a)(5)(iii) Letter sent by Parent to Chairman of the Special Committee of the Board of Directors of the Company, dated December 20, 2005.*

(b)         Not applicable.

(c)         Not applicable.

(d)         Joint Filing Agreement by and among Newcastle Partners,  L.P.,
            Newcastle Capital Management,  L.P.,  Newcastle Capital Group,
            L.L.C.,  Mark E. Schwarz,  Steven J. Pully and John P. Murray,
            dated November 29, 2005.*

(e)         Not applicable.

(f)         Not applicable.

(g)         Not applicable.

(h)         Not applicable.

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* Previously filed

                                       5